Exhibit 99.1
This content is Public. QUARTERLY RESULTS 1Q25 Videoconference April 29 (Tuesday) 12:00 p.m. BRT 11:00 a.m. NY CLICK HERE to access the videoconference RI.GERDAU.COM Gerdau S.A.

São Paulo, April 28, 2025 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the first quarter of 2025. The consolidated financial statements of the Company are presented in Brazilian Reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except when stated otherwise.

IN 1Q25, SHIPMENTS UPTURN IN NORTH AMERICA CONTRIBUTED TO THE RESILIENCE OF THE COMPANY'S RESULTS, HIGHLIGHTING THE RELEVANCE OF GEOGRAPHICAL DIVERSIFICATION

HIGHLIGHTS

Steel shipments of **2.9 million tonnes** in 1Q25, up 5.1% from 4Q24;

Net sales totaled **R$ 17.4 billion** in 1Q25, up 3.3% from 4Q24;

Adjusted EBITDA of R$ 2.4 billion in 1Q25, in line with 4Q24;

Earnings per share of R$0.37 in 1Q25, R$0.22 higher than in 4Q24;

Investments (CAPEX) of R$1.4 billion in 1Q25. For 2025, the CAPEX plan is estimated at **R$6.0 billion**.

Based on the 1Q25 results, the Company has approved **R$243.5 million as dividends** (R$0.12 per share), to be paid as of May 19, 2025;

In 1Q25, the **Company repurchased 9.4 million shares of Gerdau S.A.**, approximately 15.0% of its 2025 Share Buyback Program;

In March 2025, the Company **launched the expansion of the hot-rolled coil mill** at Ouro Branco unit (MG);

Accident frequency rate of 0.61 in 1Q25, reflects our **ongoing commitment** to people's safety;

Gerdau's **Mining** operation in the district of **Miguel Burnier**, in Ouro Preto (MG), received recognition from the **IRMA** (Initiative for Responsible Mining Assurance) standard, one of the world's most rigorous and prestigious **sustainability** certifications.



MAIN INDICATORS

CONSOLIDATED	1Q25	4Q24	Δ	1Q24	Δ
Shipments of steel (1,000 tonnes)	2,858	2,719	5.1%	2,724	4.9%
Net sales[1] (R$ million)	17,375	16,822	3.3%	16,210	7.2%
Adjusted EBITDA[2] (R$ million)	2,402	2,391	0.4%	2,813	-14.6%
Adjusted EBITDA margin[2] (%)	13.8%	14.2%	-0.4 p.p	17.4%	-3.5 p.p
Adjusted net income[2] (R$ million)	758	666	13.7%	1,244	-39.0%
Earnings per share (R$)[3]	0.37	0.15	149.1%	0.97	-61.6%
Net debt/Adjusted EBITDA	0.69x	0.48x	0.21x	0.40x	0.29x
Free cash flow (R$ million)	(1,252)	427	(1,679)	(610)	(642)
EXCHANGE RATE (USD x BRL)					
Average USD	5.8522	5.8369	0.3%	4.9515	18.2%
USD at the end of the period	5.7422	6.1923	-7.3%	4.9962	14.9%

1 – Includes iron ore sales.
2 – Non-accounting measurement calculated by the Company. The Company presents adjusted EBITDA to provide additional information on cash generated in the period.
3 – Measurement calculated based on the Company's net income.

Quarterly Results 1Q25 | Gerdau S.A. 3 MESSAGE FROM MANAGEMENT On January 16, Gerdau celebrated 124 years of history. Throughout its history, Gerdau has become a benchmark in delivering innovative products, solutions, and services, meeting its customers’ needs and creating value for all stakeholders. We believe in shaping the future by connecting our products to the evolving demands of the steel value chain, combining sustainable growth with a strong commitment to being part of the solutions to society's challenges. Regarding operating and financial results, despite a challenging and volatile macroeconomic scenario, we ended 1Q25 with an Adjusted EBITDA of R$2.4 billion, in line with 4Q24. This result was primarily driven by enhanced performance of North America operations, which mitigated the decline in Brazil’s operating results. It is imperative to reiterate the significance of the Company's geographical diversification, particularly during periods of greater market volatility. The North America Segment (which as of 1Q25 includes the special steel operation in the United States) ended the quarter with shipment volumes 14.7% higher than in 4Q24. This growth is partly due to the typical seasonal upturn, but also to the reaction of customers to changes in US trade policy. The reapplication of Section 232 tariffs has led to a significant increase in demand, due to a rebalancing of supply and stocking within the sector. In addition, we saw greater demand for higher value-added products, leading to improved sales mix in the period. Despite the still uncertain scenario regarding the US economy, we saw our order backlog rise, ending the quarter above 70 days, the highest level since 2022. In the Brazil Segment (which as of 1Q25 also includes the special steel operation in this country), we ended the quarter with stable shipment volumes compared to 4Q24. This result was a reflection of lower flat steel shipments in the domestic market due to the scheduled shutdown anticipating the inauguration of the expansion of the hot-rolled coil mill in Ouro Branco (MG), offset by the recovery in long steel volumes. The import penetration rate remained at high levels, ending 1Q25 at 22.0%, 3.7 p.p. higher than 1Q24, further intensifying unfair competition in the domestic market. In the South America Segment, the 1Q25 result came lower than in 4Q24, influenced by lower shipment volumes in Peru and reduced prices in Argentina (due to still weak demand in the domestic market and greater availability of imported steel in the country). In Uruguay, the interruption of public works may begin to affect steel demand. We invested R$1.4 billion in CAPEX in 1Q25, approximately 70% of which was allocated to Brazil. We highlight the significant advance on the Itabiritos Project to expand the Miguel Burnier Mine in Ouro Preto (MG), which ended 1Q25 with 65% physical advance. In addition, we took another step on the journey to producing value-added steel in Brazil by launching the expansion of the hot-rolled coil mill at the Ouro Branco (MG) industrial unit. With the new rolling mill start-up, we will have additional capacity of 250,000 tonnes of hot coils to serve the domestic market, as well as enhance our operational efficiency. Based on the 1Q25 results, we approved the distribution of dividends in the amount of R$0.12 per share, totaling R$243.5 million. In addition, we are consistently executing the share buyback program, approved on January 20, 2025, in which we repurchased 9.4 million shares (GGBR3, GGBR4 and/or GGB) in 1Q25, approximately 15% of the total program and 0.5% of the Company's outstanding shares. Once again, we would like to thank our employees, customers, suppliers, partners, shareholders and other stakeholders for their trust and supportin building our history and continuously creating value. THE MANAGEMENT “I would like to highlight the completion of the expansion of the hot-rolled coil mill in Ouro Branco, launched in March, which aims at enhancing our competitiveness and has the potential to generate incremental annual EBITDA of nearly R$400 million”. Rafael Japur, Gerdau’s CFO and IRO

GERDAU
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CONSOLIDATED RESULTS

OPERATING PERFORMANCE

PRODUCTION & SHIPMENTS

CONSOLIDATED	1Q25	4Q24	Δ	1Q24	Δ
Volumes (1,000 tonnes)					
Crude steel production	2,985	2,718	9.8%	3,090	-3.4%
Shipments of steel	2,858	2,719	5.1%	2,724	4.9%

The first quarter of 2025 was marked by greater volatility in the markets, due to the challenging environment between steel supply and demand and the unfolding of the United States' tariff policy. Amid a series of uncertainties surrounding the dynamics of global trade, the steel industry continues to be pressured by overcapacity, especially from China, whose surplus production is being allocated to other markets.

According to the Brazil Steel Institute (IABR, in Portuguese), apparent demand for steel in Brazil remained robust in the first three months of the year, while the steel supply, driven mainly by imports, remained high. The imported steel penetration rate reached 22.0% in 1Q25, still well above the historical average, which heated up unfair competition in the local market.

In the United States, higher demand compared to 4Q24 is partly due to the typical seasonal upturn, but also customers' reaction to changes in US trade policy, increasing inventory levels and favoring the purchase of domestically produced steel. President Trump's announcements in recent months have had a positive impact on steel demand in the short term.

In 1Q25, the Company's crude steel production came 9.8% higher than in 4Q24, driven by the seasonal upturn in the period. Year-over-year, production came 3.4% lower due to scheduled shutdowns at Gerdau industrial units. The utilization of crude steel production capacity was 76% in 1Q25, up 7 p.p. from 4Q24 and down 1 p.p. from 1Q24. Steel shipments totaled 2.9 million tonnes in 1Q25, up 5.1% and up 4.9% from 4Q24 and 1Q24, respectively, boosted by higher volumes in North America in both comparisons.

STEEL SHIPMENTS BY SEGMENT


BRAZIL
NORTH AMERICA
SOUTH AMERICA
1Q25
49.4%
1Q25
42.4%
1Q25
8.2%
1,435
1,429
1,431
1,139
1,072
1,229
227
271
237
1Q24
4Q24
1Q25
1Q24
4Q24
1Q25
1Q24
4Q24
1Q25

Quarterly Results 1Q25 | **Gerdau S.A.** 4

GERDAU
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FINANCIAL PERFORMANCE

GROSS PROFIT

CONSOLIDATED	1Q25	4Q24	Δ	1Q24	Δ
Results (R$ million)					
Net sales	17,375	16,822	3.3%	16,210	7.2%
Cost of goods sold	(15,429)	(14,802)	4.2%	(13,791)	11.9%
Gross profit	**1,947**	**2,020**	**-3.6%**	**2,420**	**-19.6%**
Gross margin	*11.2%*	*12.0%*	*-0.8 p.p*	*14.9%*	*-3.7 p.p*

Net sales totaled R$17.4 billion in 1Q25, up 3.3% from 4Q24, fueled by higher shipment volume in North America. Year-over-year, Net sales grew 7.2%, mainly bolstered by the U.S. dollar appreciation against Brazilian real (+18.2%) and higher volumes in North America.

Costs of goods sold totaled R$15.4 billion in 1Q25, 4.2% higher than in 4Q24, also driven by higher shipment volume, as explained above. Year-over-year, Costs of goods sold came 11.9% higher, mainly due to the Brazilian real devaluation against the U.S. dollar when converting the foreign operations' costs.

As a result, Gross profit totaled R$1.9 billion in 1Q25, 3.6% lower than in 4Q24 and 19.6% over 1Q24.



SELLING, GENERAL & ADMINISTRATIVE EXPENSES

CONSOLIDATED	1Q25	4Q24	Δ	1Q24	Δ
Results (R$ million)					
SG&A	(543)	(586)	-7.4%	(501)	8.4%
Selling expenses	(194)	(199)	-2.7%	(183)	6.0%
General and admininstrative expenses	(349)	(387)	-9.9%	(318)	9.7%
%SG&A/Net Sales	***3.1%***	***3.5%***	***-0.4 p.p***	***3.1%***	**-**

Selling, General & Administrative (SG&A) expenses totaled R$543 million in 1Q25, down 7.4% from 4Q24, mainly reflecting lower expenses in the Brazil and South America Segments. Year-over-year, SG&A came 8.4% higher, due to the effect of Brazilian real devaluation against the U.S. dollar on the foreign operations results, which offset reductions reported by operations. As a percentage of Net sales, SG&A expenses went down 0.4 p.p. from 4Q24 and came in line with 1Q24, reflecting net sales growth in the quarter.

Quarterly Results 1Q25 | **Gerdau S.A.** 5

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA - (R$ million)	1Q25	4Q24	Δ	1Q24	Δ
Net income	758	323	134.4%	2,053	-63.1%
Net financial result	308	628	-50.9%	476	-35.3%
Provision for income and social contribution taxes	320	43	649.0%	224	43.1%
Depreciation and amortization	874	833	4.9%	726	20.3%
EBITDA - CVM Instruction[1]	**2,260**	**1,826**	**23.7%**	**3,479**	**-35.1%**
Equity in earnings of unconsolidated companies	(9)	(79)	-88.2%	(79)	-88.3%
Proportional EBITDA of associated companies and jointly controlled entities (a)	147	202	-27.0%	202	-27.0%
Losses due to non-recoverability of financial assets	4	2	156.9%	20	-80.3%
Non-recurring items	**-**	**440**	**-**	**(808)**	**-**
Credit recovery / Provisions (b)	-	440	-	-	-
Result from operations with jointly controlled entities	-	-	-	(808)	-
Adjusted EBITDA[2]	**2,402**	**2,391**	**0.4%**	**2,813**	**-14.6%**
Adjusted EBITDA margin	*13.8%*	*14.2%*	*-0.4 p.p*	*17.4%*	*-3.5 p.p*

CONCILIATION OF CONSOLIDATED EBITDA - (R$ million)	1Q25	4Q24	Δ	1Q24	Δ
EBITDA - CVM Instruction [1]	2,260	1,826	23.7%	3,479	-35.1%
Depreciation and amortization	(874)	(833)	4.9%	(726)	20.3%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**1,386**	**994**	**39.5%**	**2,752**	**-49.6%**

1 - Non-accounting measurement calculated in accordance with CVM Resolution No. 156 of June 23, 2022.
2 - Non-accounting measurement reconciled with information stated in the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.
(a) Amounts composed of the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" in Note 22 to the Company's Financial Statements.
(b) Amounts composed of the "Credit recovery / provisions" line in Note 22 to the Company's Financial Statements.

Gerdau ended 1Q25 with an Adjusted EBITDA of R$2.4 billion and Adjusted EBITDA Margin of 13.8%. Quarter-over-quarter, EBITDA came in line due to: (i) improved results of North America Segment, driven by higher shipment volumes; (ii) lower costs of goods sold in South America; and (iii) the SG&A decline across all Segments. These effects were offset by the weaker performance in Brazil due to price pressure on some product lines, higher costs related to the scheduled shutdown for the implementation of the new hot-rolled coil mill, as well as lower prices in South America. Year-over-year, Adjusted EBITDA went down 14.6%, influenced by the lower result in North America, reflecting the reductions in steel prices over the course of 2024, partially offset by the higher shipment volume and the exchange variation.

QUARTERLY CHANGE IN ADJUSTED EBITDA (R$ MILLION)


2,391
160
-314
244
-79
2,402
Adjusted EBITDA 4Q24
Volume
Price
Cost of goods Sold and SG&A
Exchange variation and Others
Adjusted EBITDA 1Q25

Quarterly Results 1Q25 | **Gerdau S.A.** 6

Quarterly Results 1Q25 | Gerdau S.A. 7 ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%) FINANCIAL RESULT CONSOLIDATED (R$ million) 1Q25 4Q24 ∆ 1Q24 ∆ Financial Result (308) (628) -50.9% (476) -35.3% Financial income (308) 198 -22.1% 175 -12.0% Financial expenses (437) (434) 0.7% (344) 27.0% Exchange variation (USD x BRL) 84 (114) -173.5% (11) -870.6% Exchange variation (other currencies) (8) 81 -109.9% (20) -60.0% Inflation adjustments in Argentina (69) (178) -61.2% (290) -76.2% Gains on financial instruments, net (32) (180) -82.2% 14 -328.6% The Financial Result was negative R$308 million in 1Q25, primarily due to the effect of the U.S. dollar devaluation against the Brazilian real (-7.3%) and other currencies in the countries where we operate and inflation adjustments to non-monetary items1 of the subsidiaries in Argentina. 1 Non-monetary items are mostly composed of property, plant, and equipment and shareholders’ equity .

GERDAU
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ADJUSTED NET INCOME

CONSOLIDATED (R$ million)	1Q25	4Q24	Δ	1Q24	Δ
Operating Income before Financial Result and Taxes[1]	**1,386**	**994**	**39.5%**	**2,752**	**-49.6%**
Financial result	(308)	(628)	-50.9%	(476)	-35.3%
Income before taxes[1]	**1,078**	**366**	**194.5%**	**2,276**	**-52.6%**
Income and social contribution taxes	(320)	(43)	649.0%	(224)	43.1%
Exchange variation	(83)	138	-	40	-
Other lines	(237)	(278)	-14.7%	(264)	-10.1%
Non-recurring items	-	97	-	-	-
Net income[1]	**758**	**323**	**134.4%**	**2,052**	**-63.1%**
Non-recurring items	**-**	**343**	**-**	**(808)**	**-**
Credit recovery/provisions	-	440	-	-	-
Result from operations with jointly controlled entities	-	-	-	(808)	-
Income tax and social contribution - non-recurring items	-	(97)	-	-	-
Adjusted net income[2]	**758**	**666**	**13.7%**	**1,244**	**-39.0%**
Earnings per share[3]	**0.37**	**0.15**	**149.1%**	**0.97**	**-61.6%**

1 - Accounting measurement disclosed in the Company's Income Statement.
2 - Non-accounting measurement calculated by the Company to state the Net income adjusted for non-recurring items that influenced results.
3 - Measurement calculated based on Net income of Gerdau S.A.

Adjusted Net Income totaled R$758 million (R$0.37 per share) in 1Q25, up 13.7% from 4Q24 and down 39.1% from 1Q24. Both variations are explained by the dynamics of the Company's operating results, as detailed above in the Adjusted EBITDA discussion.

ADJUSTED NET INCOME (R$ MILLION) AND ADJUSTED NET MARGIN (%)


7.7%
5.7%
8.2%
4.0%
4.4%
1,245
945
1,432
666
758
1Q24
2Q24
3Q24
4Q24
1Q25
Adjusted Net income (R$ million)
Adjusted Net Income Margin (%)

Quarterly Results 1Q25 | Gerdau S.A. 8

GERDAU
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CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	1Q25	4Q24	Δ	1Q24	Δ
Short term	2,255	735	206.8%	1,711	31.8%
Long term	12,252	12,901	-5.0%	9,329	31.3%
Gross debt	**14,507**	**13,637**	**6.4%**	**11,040**	**31.4%**
Gross debt / Total capitalization[1]	20.6%	19.0%	*1.6 p.p*	17.6%	*3.0 p.p*
Cash, cash equivalents and short-term investments	6,870	8,277	-17.0%	5,941	15.6%
Net debt	**7,637**	**5,360**	**42.5%**	**5,099**	**49.8%**
Net debt [2] (R$) / Adjusted EBITDA [3] (R$)	**0.69x**	**0.48x**	**0.21x**	**0,40x**	**0.29x**

1- Total capitalization = shareholders' equity + gross debt – interest on debt.
2- Net debt = gross debt – interest on debt – cash, cash equivalents, and financial investments.
3- Adjusted EBITDA in the last 12 months.

On March 31, 2025, Gross debt totaled R$14.5 billion, up 6.4% from 4Q24 due to approximately R$1.2 billion bilateral loans contracted with first-tier financial institutions, offset by Brazilian real appreciation against the U.S. dollar (+7.3%). Year-over-year, the Gross debt came 31.4% higher due to debentures issued in 2024 and the effect of U.S. dollar appreciation against the Brazilian real (+14.9%). Higher Net debt compared to 4Q24 was also driven by a R$1.4 billion reduction in cash position in 1Q25.


Type of financing
85%
13%
2%
Capital market
Bank loans
Others

At quarter-end, the Gross debt exposure was nearly 59% denominated in U.S. dollars, 40% in Brazilian reais and 1% in other currencies. In relation to the average payment term, we ended at 6.4 years and the weighted average nominal cost was 5.5% per annum for U.S. dollar-denominated debts and 103.9% of the CDI rate per annum for Brazilian reais-denominated debts.


Debt by currency
59%
40%
1%
USD
BRL
Others


Cash by currency
82%
15%
3%

On March 31, 2025, the Company's Global Revolving Credit Facility (RCF), totaling US$875 million (equivalent to R$5.0 billion), was fully available.

DEBT (R$ BILLION) & LEVERAGE RATIO


0.40x
0.53x
0.32x
0.48x
0.69x
11.0
12.5
12.5
13.6
14.5
5.9
6.6
8.8
8.3
6.9
5.1
5.9
3.7
5.4
7.6
1Q24
2Q24
3Q24
4Q24
1Q25
Net debt
Cash
Gross debt
Net debt/Adjusted EBITDA

LIQUIDITY POSITION AND DEBT AMORTIZATION (R$ BILLION)


11.9
5.0
6.9
1.8
0.2
0.8
2.4
1.5
1.5
2.9
3.1
Liquidity
2025
2026
2027
2028
2029
2030
2031 & after
Cash & Equiv.
RCF[1]
Bonds
Debentures
Other

[1] Global Revolving Credit Facility

The Net Debt/Adjusted EBITDA ratio ended the quarter at 0.69x, a healthy leverage level, reiterating the Company's capacity to execute its Capex commitments necessary for its business' development.

Quarterly Results 1Q25 | **Gerdau S.A.** 9

GERDAU
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INVESTMENTS (CAPEX)

CAPEX totaled nearly R$1.4 billion in 1Q25, of which 40% was allocated to Maintenance and 60% to Competitiveness, reinforcing the Company's Strategic CAPEX advances. For 2025, the Board of Directors of Gerdau S.A. approved on February 19, 2025, its CAPEX[2] plan totaling R$6.0 billion.

In March 2025, the flat steel rolling capacity expansion project was launched, which will add a production capacity of 250,000 tonnes/year of hot coils. The project's ramp-up is progressing as expected and should reach full production capacity by the second half of 2025. The project, in addition to adding volume of higher value-added products, brings productivity gains and cost savings, and has the potential to generate incremental annual EBITDA of nearly R$400 million.

In addition, the Itabiritos Project, which will add 5.5 million tonnes of iron ore production capacity, has reached approximately 65% physical advance and 50% financial advance and is in its assembly phase. The Itabiritos Project's start-up is estimated for December 2025, with the ramp-up expected to be completed in approximately 12 months.

TOTAL CAPEX (R$ MILLION)


1Q24
594
222
42
858
4Q24
1,718
619
58
2,395
1Q25
998
329
49
1,376
Brazil
North America
South America


CAPEX
1Q25
40%
60%
Competitiveness
Maintenance

WORKING CAPITAL & CASH CONVERSION CYCLE

Working Capital totaled R$16.4 billion in 1Q25, up 2.6% from 4Q24, reflecting shipment volumes growth in the same period (+5.1%). Year-over-year, working capital came 7.7% higher, mainly impacted by the Brazilian real devaluation in the period (-14.9%), hindering action plans to adjust working capital and cash conversion cycle. The Cash Conversion Cycle (Working capital divided by Net sales in the quarter) remained consistent in 85 days, supported by net sales growth in 1Q25.

Detailed information on Working capital accounts is presented in Notes 5, 6, and 11 to the Financial Statements.

CASH CONVERSION CYCLE (IN DAYS) & WORKING CAPITAL (R$ BILLION)


86
89
83
85
85
15.4
16.5
15.9
16.0
16.4
16.0
16.5
15.9
16.5
16.6
5.5
5.9
5.7
5.2
6.3
-6.1
-5.9
-5.7
-5.7
-6.4
1Q24
2Q24
3Q24
4Q24
1Q25
Inventories
Clients
Suppliers
Financial Cycle

[2] The CAPEX investment plan does not include contributions made by Gerdau Next to other companies since, as set forth by international financial reporting standards (IFRS), only subsidiaries are consolidated in the Company's financial statements.

Quarterly Results 1Q25 | **Gerdau S.A.** 10

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FREE CASH FLOW

Free cash flow was negative R$1.3 billion in 1Q25, nearly R$1.6 billion lower than in 4Q24, primarily driven by (i) CAPEX cash effect, which in addition to the payments related to the ongoing investment plan, it also disbursed approximately R$462 million referring to the previous period; and (ii) the volumes upturn in the first quarter, which is typically a period that consumes working capital.


R$ million
2,402
-767
- 317
-1,839
- 115
-128
-150
-338
-1,252
Adjusted EBITDA 1Q25
Working Capital[1]
Income tax[2]
CAPEX[3]
Interest [4]
Proportional EBITDA of JV's [5]
Intangibles and leasing [6]
Others[7]
Free cash flow 1Q25

1- Includes the cash effect of customers, inventories, and suppliers accounts.
2- Includes the cash effect of income tax on the Company's several subsidiaries, as well as the portion accrued in previous periods and due in the current period.
3- Includes the addition of R$1.4 billion in CAPEX investments in 1Q25, adjusted for the cash effect of the change in accounts payable to property, plant, and equipment suppliers in the amount of R$462 million, related to acquisitions from previous periods paid in the current period.
4- Includes the payment of interest on loans and financing and interest on lease.
5- Proportional EBITDA of the joint ventures net of dividends received from these joint ventures.
6- Disbursements for other intangible assets and lease payments.
7- Other changes include the Other Assets and Liabilities accounts.

RECONCILIATION OF FREE CASH FLOW WITH THE CASH FLOW STATEMENT

CONSOLIDATED (R$ million)	1Q25	4Q24	Δ	1Q24	Δ
Free cash flow[1]	**(1,252)**	**427**	**(1,679)**	**(610)**	**(642)**
(+) Purchases of property, plant and equipment	1,839	1,867	(28)	1,083	756
(+) Additions in other intangibles	33	44	(11)	26	7
(+) Leasing payment	117	131	(14)	107	10
(-) Short-term investments	(137)	(15)	(123)	(369)	232
(+) Proceeds from maturities and sales of short-term investments	302	332	(30)	594	(292)
Net cash provided by operating activities[2]	**902**	2,787	(1,885)	831	71

1 – Non-accounting measurement calculated by the Company to state Free cash flow.
2 – Accounting measurement disclosed in the Company's Cash Flow Statement.

Quarterly Results 1Q25 | **Gerdau S.A.** 11

GERDAU
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RETURN TO SHAREHOLDERS

DIVIDENDS

On April 28, 2025, the Board of Directors of Gerdau S.A. approved the distribution of dividends in the amount of R$0.12 per share, equivalent to R$243.5 million. The payment will be made on May 19, 2025, based on shareholders of record on May 8, 2025, with ex-dividend date on May 9, 2025.

The Company has maintained its policy of distributing the minimum amount of 30% of parent company Gerdau S.A.'s corporate annual Net Income after recording the reserves provided for in its Bylaws.

SHARE BUYBACK PROGRAM

As released in the Material Fact of January 20, 2025, the Board of Directors approved a new buyback program ("2025 Share Buyback Program") of shares issued by Gerdau S.A., with a quantity to be acquired of up to 63,000,000 preferred shares, representing nearly 5% of preferred shares (GGBR4) and/or ADRs backed by outstanding preferred shares (GGB) and up to 1,500,000 common shares, representing 10% of outstanding common shares (GGBR3).

Until March 31, 2025, the Company had acquired 445,300 common shares and 8,946,900 preferred shares referring to 2025 Share Buyback Program, equivalent to R$159.8 million. In addition, during April[3], the Company repurchased 72,300 common shares and 19,030,400 preferred shares, equivalent to R$284.3 million. Thus, Gerdau S.A. reached approximately 44% of the 2025 Share Buyback Program, repurchasing approximately 28.5 million shares (GGBR3, GGBR4 and GGB), equivalent to R$444.1 million. Management points out that the current share buyback plan remains in place.

In addition, on April 28, 2025, the Board of Directors approved the cancellation, with no par value and no reduction in the amount of capital, of 517,600 common shares (GGBR3) and 24,000,000 preferred shares (GGBR4) issued by the Company. As a result of this cancellation, the Company's capital is now divided into 718,346,219 common shares and 1,309,848,730 preferred shares, with no par value.

Maintaining the consistency of return to shareholders and, through the payment of dividends in line with the policy and the consistent execution of the buyback program, the Company distributed R$525 million in 1Q25, or a payout of 73.7%.

RETURN TO SHAREHOLDERS


30,3%
30,9%
75,7%
349,4%
73,7%
589
589
253
253
969
350
619
1,048
845
203
525
281
244
1Q24
2Q24
3Q24
4Q24
1Q25 1
Distributed dividends (R$ million)
Repurchase(R$ million)
Payout2

1 - Dividends consider the amounts resolved to be paid on May 19, 2025. Buyback considers the amount of R$121 million from the "2024 Share Buyback Program" + R$160 million from the "2025 Share Buyback Program".
2 - Measurement calculated considering payout and shares repurchased divided by the parent company's corporate net income after recording the reserves provided for in its Bylaws.

[3] Considers repurchases made by April 11, 2025.

Quarterly Results 1Q25 | **Gerdau S.A.** 12

Quarterly Results 1Q25 | Gerdau S.A. 13 CAPITAL MARKETS On March 31, 2025, Gerdau S.A. shares were priced at R$16.18/share (GGBR4), R$15.36/share (GGBR3) and US$2.84/share (GGB). The Company voluntarily complies with the standards ofthe Level 1 Corporate Governance listing segment of B3 S.A.,the Brazilian stock exchange, where its shares are traded, with high standards in information disclosure, transparency, and corporate governance. In the U.S. market, Gerdau S.A. shares have been traded in the New York Stock Exchange since 1999 through the issuance of Level II ADRs, which requires compliance with all the registrations set forth in the Securities Act, of 1933, and information disclosure requirements in the Securities Exchange Act, of 1934. SHARE PERFORMANCE VS. IBOVESPA (BASE 100) Source: Economatica GGBR4 LIQUIDITY Source: Economatica On March 31, 2025, the Company’s share capital comprised 718,863,819 common shares and 1,333,848,730 preferred shares, of which 445,300 common shares and 23,248,554 preferred shares were held in treasury. On the same date, Gerdau S.A.’s market cap totaled R$32.6 billion. In the first quarter of 2025, the free float of common and preferred shares accounted for nearly 62.8% of total shares, reaching 1,289,369,527 shares.

Quarterly Results 1Q25 | Gerdau S.A. 14 FREE FLOAT DISTRIBUTION (GGBR4): B3 + NYSE REFERENCE DATE 03/31/2025 OWNERSHIP STRUCTURE (GGBR3 + GGBR4) REFERENCE DATE 03/31/2025 RATINGS Credit Rating Agencies Report AGENCY NATIONAL SCALE GLOBAL SCALE OUTLOOK LAST UPDATE Standard & Poors brAAA BBB Stable October, 2024 Fitch Ratings brAAA BBB Stable October, 2024 Moody’s - Baa2 Stable October, 2024

Quarterly Results 1Q25 | Gerdau S.A. 15 PERFORMANCE BY BUSINESS SEGMENT As of the release of the results for the first quarter of 2025, Gerdau now discloses the information and results of its Segments as follows*: BRAZIL – includes the long, flat, and special steel operations and the iron ore operation located in Brazil; NORTH AMERICA– includes the long and special steel operations in Canada and United States, as well as the jointly controlled company in Mexico; SOUTH AMERICA – includes the operations in Argentina, Peru, and Uruguay. * The comparative information for the segments has been adjusted to reflect this new composition. Valution Guide NET SALES (R$ MILLION) BRAZIL NORTH AMERICA SOUTH AMERICA Annual Report

ADJUSTED EBITDA[4] (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


BRAZIL
1Q25
43.2%
NORTH AMERICA
1Q25
49.1%
SOUTH AMERICA
1Q25
7.7%
11.1%
17.7%
14.1%
22.4%
10.8%
13.7%
23.9%
13.3%
13.8%
817
1,376
1,054
1,774
812
1,198
285
227
188
1Q24
4Q24
1Q25
1Q24
4Q24
1Q25
1Q24
4Q24
1Q25

BRAZIL

PRODUCTION & SHIPMENTS

BRAZIL	1Q25	4Q24	Δ	1Q24	Δ
Volumes (1,000 tonnes)					
Production of crude steel	**1,445**	**1,495**	**-3.3%**	**1,518**	**-4.8%**
Shipments of steel	**1,431**	**1,429**	**0.2%**	**1,435**	**-0.2%**
Domestic market	1,079	1,068	0	1,165	(0)
Exports	352	360	(0)	270	0
Shipments of long steel	**972**	**979**	**-0.7%**	**987**	**-1.5%**
Domestic market	781	719	0	742	0
Exports	192	261	(0)	245	(0)
Shipments of flat steel	**459**	**449**	**2.1%**	**447**	**2.6%**
Domestic market	298	349	(0)	423	(0)
Exports	160	100	1	24	6

- According to IABR data, apparent steel consumption in the Brazilian market grew 13.3% in 1Q25 versus 1Q24, boosted by higher long and flat steel consumption. Demand for steel on the domestic market continues to benefit from the construction, machinery, and agricultural implements sectors. However, the pressure of steel imports into Brazil continues to be a major concern for the sector. In 1Q25, imports of rolled steel returned to high levels, 34.0% higher than in 1Q24, reinforcing that the current quota tariff system continues to be ineffective in defending the trade in the Brazilian steel industry;
- At Brazil Segment, lower crude steel production in 1Q25 versus 4Q24 and 1Q24 was driven by scheduled maintenance shutdowns at

[4] Non-accounting measurement calculated by the Company. The Company states Adjusted EBITDA to provide additional information on cash generation in the period. The percentage of Adjusted EBITDA from business divisions is calculated considering the total Adjusted EBITDA of the three business divisions.

Quarterly Results 1Q25 | **Gerdau S.A.** 16

the melt shop of 4 industrial units, affecting the production of long and special steel;

- In 1Q25, total shipments came in line with 4Q24. Despite the lower volume of flat steel shipments in the domestic market, due to the scheduled shutdown in Ouro Branco (MG) for the start-up of the hot coil expansion project, the long steel shipment volumes upturn mitigated this effect. Year-over-year, the total shipments stability is explained by exports growth, offsetting the decline seen in the domestic market, impacted mainly by the high imported steel penetration.

OPERATING RESULT

BRAZIL	1Q25	4Q24	Δ	1Q24	Δ
Results (R$ million)					
Net sales[1]	7,494	7,769	(0)	7,354	0
Domestic market	6,177	6,408	(0)	6,478	(0)
Exports	1,317	1,361	(0)	876	1
Cost of goods sold	(6,699)	(6,513)	0	(6,712)	(0)
Gross profit	**795**	**1,256**	**-36.7%**	**642**	**23.8%**
Gross margin (%)	***10.6%***	***16.2%***	***-5.6 p.p***	***8.7%***	***1.9 p.p***
Adjusted EBITDA[2]	**1,054**	**1,376**	**-23.4%**	**817**	**29.0%**
Adjusted EBITDA margin[2] (%)	***14.1%***	***17.7%***	***-3.6 p.p***	***11.1%***	***2.9 p.p***

1- Includes iron ore sales.
2- Non-accounting measurement reconciled with information stated in Note 22 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- In 1Q25, net sales per tonne came 3.7% lower than in 4Q24, due to the tougher competitive environment in the domestic market, considering the advance of imports and the entry of capacity from other players, causing downward pressure on prices in the long steel segment, particularly in rebar. This effect was partially offset by better prices in other product lines. Year-over-year, net sales per tonne grew 2.2%, fueled by improved price scenario in the domestic market and the Brazilian real devaluation, benefiting exports profitability;
- In 1Q25, the cost of goods sold per tonne came 2.7% higher than in 4Q24, mainly influenced by scheduled shutdown of Ouro Branco industrial unit for expansion of the hot-rolled coil mill, as explained earlier. This increase was partially offset by a reduction of approximately 10% in raw material costs, such as scrap and electricity. Year-over-year, the cost of goods sold per tonne came in line, reinforcing the initiatives carried out in 2024 to cut costs and expenses, neutralizing increases due to inflation and exchange rates;
- The Adjusted EBITDA came 23.4% lower than in 4Q24 and 29.0% higher than in 1Q24, reflecting the operating results explained above. In addition, in 1Q25, the Adjusted EBITDA partially benefited from lower SG&A, which fell by approximately 10% compared to 1Q24 and 4Q24, reflecting the Company's discipline in sustaining its expenses at healthy levels.

NORTH AMERICA

PRODUCTION & SHIPMENTS

NORTH AMERICA	1Q25	4Q24	Δ	1Q24	Δ
Volumes (1,000 tonnes)					
Production of crude steel	1,395	1,072	30.1%	1,410	-1.1%
Shipments of steel	1,229	1,072	14.7%	1,139	7.9%
Bars	512	468	9.3%	470	8.8%
Shapes	663	561	18.1%	625	6.0%
Downstream	54	42	28.6%	43	25.2%

- In 1Q25, crude steel production and shipments came higher compared to 4Q24, driven by seasonal upturn and higher customer inventory levels amid changes in the US trade policy. Year-over-year, production came slightly lower, while shipment grew by 7.9%, influenced by the redefinition of Section 232 tariffs, favoring the consumption of steel produced by the local industry;

Quarterly Results 1Q25 | **Gerdau S.A.** 17

GERDAU
Shape the future

- During 1Q25, North America order backlog recorded significant growth, ending the quarter above 70 days, in addition to the higher shipment volume of higher value-added products. Improved product mix is the result of resilient demand in the non-residential construction and solar energy sectors, the latter favored by the market's preference for domestic products over imported ones.

OPERATING RESULT

NORTH AMERICA	1Q25	4Q24	Δ	1Q24	Δ
Results (R$ million)					
Net sales	8,768	7,536	16.4%	7,914	10.8%
Cost of goods sold	(7,773)	(6,964)	11.6%	(6,379)	21.9%
Gross profit	**995**	**571**	**74.1%**	**1,536**	**-35.2%**
Gross margin (%)	***11.3%***	***7.6%***	***3.8 p.p***	***19.4%***	***-8.1 p.p***
Adjusted EBITDA[2]	**1,198**	**812**	**47.4%**	**1,774**	**-32.5%**
Adjusted EBITDA margin[2] (%)	***13.7%***	***10.8%***	***2.9 p.p***	***22.4%***	***-8.8 p.p***

2- Non-accounting measure reconciled with information stated in Note 22 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- In 1Q25, net sales per tonne in U.S. dollars came 1.5% higher than in 4Q24, partly due to price increases announced in the main product lines, but mainly due to the better mix of products sold in the quarter. Year-over-year, in Brazilian reais, Net sales was influenced by the effect of U.S. dollar appreciation against the Brazilian real (+14.9%), which offset lower market prices;
- In 1Q25, the cost of goods sold per tonne in U.S. dollars came 2.9% lower than in 4Q24 driven by greater dilution of fixed costs due to higher shipments, partially offset by the scrap price increase over the quarter. Compared to 1Q24, the cost of goods sold per tonne in U.S. dollars came 4.2% lower, mainly driven by efforts to control fixed costs and operational efficiency;
- The recovery of Adjusted EBITDA and Adjusted EBITDA Margin from 4Q24, reflects the improved demand and prices, as mentioned earlier. In addition, the solid market share, and the reinforcement of partnerships with our customers sustain our results resilience.

SOUTH AMERICA

PRODUCTION & SHIPMENTS

SOUTH AMERICA	1Q25	4Q24	Δ	1Q24	Δ
Volumes (1,000 tonnes)					
Production of crude steel	144	151	-4.3%	162	-10.6%
Shipments of steel[1]	237	271	-12.6%	227	4.5%

1- Includes resale of products imported from the Brazil Segment.

- In 1Q25, capacity utilization in the South America was 63%, 3 p.p. and 8 p.p. lower than in 4Q24 and 1Q24, respectively, driven by still weak demand in Argentina and the slight reduction in steel production in Peru, reflecting the anticipation of orders in 4Q24;
- Steel shipments came 12.6% lower than in 4Q24, mainly influenced by lower shipments in Peru. Compared to 1Q24, shipments grew 4.5%, boosted by the slight recovery in Argentina after the economic measures announced by the government by late 2023 that began to show signs of recovery for the country.

Quarterly Results 1Q25 | **Gerdau S.A.** 18

GERDAU
Shape the future

OPERATING RESULT

SOUTH AMERICA	1Q25	4Q24	Δ	1Q24	Δ
Results (R$ million)					
Net sales	1,366	1,711	-20.2%	1,191	14.7%
Cost of goods sold	(1,206)	(1,528)	-21.1%	(937)	28.7%
Gross profit	**160**	**183**	**-12.5%**	**254**	**-37.0%**
Gross margin (%)	***11.7%***	***10.7%***	***1.0 p.p***	***21.3%***	***-9.6 p.p***
Adjusted EBITDA[2]	**188**	**227**	**-16.9%**	**285**	**-33.9%**
Adjusted EBITDA Margin[2] (%)	***13.8%***	***13.3%***	***0.5 p.p***	***23.9%***	***-10.1 p.p***

2- Non-accounting measurement reconciled with information stated in Note 22 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- In 1Q25, Net sales came 20.2% lower than in 4Q24 due to a decline in steel prices in Argentina of approximately US$90 per tonne, as a result of weakened demand and greater competition in the local market. Year-over-year, net sales in U.S. dollar per tonne went down 7%, offset by the U.S. dollar appreciation against the Brazilian real (+18.2%);
- Cost of goods sold came 21.1% lower than in 4Q24 on the back of lower maintenance costs, especially in Argentina, after the scheduled shutdowns in 4Q24. In the year-over-year comparison, higher Costs of goods sold in 1Q25 reflects the Brazilian real devaluation against the U.S. dollar and the impact of lower production volumes on the industrial units operating costs;
- Adjusted EBITDA went down 16.9% and 33,9% from 4Q24 and 1Q24, respectively, driven by weakened operating results and exchange rate effects.


SENNEBOGEN

Quarterly Results 1Q25 | **Gerdau S.A.** 19

Quarterly Results 1Q25 | Gerdau S.A. 20 APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) March 31, 2025 December 31, 2024 CURRENT ASSETS Cash and cash equivalents 6,479,544 7,767,813 Short-term investments 390,335 509,030 Trade accounts receivable 6,252,231 5,176,958 Inventories 16,558,443 16,504,911 Tax credits 1,105,684 1,153,122 Income and social contribution taxes recoverable 837,011 914,395 Dividens receivable 3,703 125 Fair value of derivatives 15,791 16,921 Other current assets 551,122 626,148 32,193,864 32,669,423 NON-CURRENT ASSETS Tax credits 1,832,802 1,744,387 Deferred income taxes 2,310,174 2,427,648 Judicial deposits 338,205 332,560 Other non-current assets 303,278 358,806 Prepaid pension cost 10,024 9,716 Fair value of derivatives 24,586 35,947 Investments in associates and joint ventures 3,863,770 4,222,317 Goodwill 12,873,421 13,853,114 Leasing 1,371,473 1,168,694 Other Intangibles 388,147 400,567 Property, plant and equipment, net 30,066,426 29,591,314 53,382,306 54,145,070 TOTAL ASSETS 85,576,170 86,814,493

Quarterly Results 1Q25 | Gerdau S.A. 21 LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) March 31, 2025 December 31, 2024 CURRENT LIABILITIES Trade accounts payable – domestic market 4,637,773 3,892,296 Trade accounts payable – debtor risk 448,278 459,899 Trade accounts payable – imports 1,347,230 1,365,909 Short-term debt 2,096,638 697,049 Debentures 158,467 37,988 Taxes payable 444,668 411,420 Income and social contribution taxes payable 244,377 346,208 Payroll and related liabilities 585,815 918,612 Leasing payable 468,594 430,727 Employee benefits - 186 Environmental liabilities 247,184 245,429 Fair value of derivatives 11,453 1,747 Other current liabilities 1,502,550 2,043,921 12,193,027 10,851,391 NON-CURRENT LIABILITIES Long-term debt 8,460,758 9,110,972 Debentures 3,790,567 3,790,475 Deferred income taxes 110,692 163,138 Provision for tax, civil and labor liabilities 2,358,663 2,328,849 Environmental liabilities 386,658 413,653 Employee benefits 483,211 545,206 Leasing payable 1,019,044 849,942 Other non-current liabilities 554,100 587,081 17,163,693 17,789,316 EQUITY Capital 24,273,225 24.273.225 Capital reserves 11,597 11.597 Treasury stocks (469,345) (734.278) Retained Earnings 24,287,700 24.238.217 Other Reserves 7,913,900 10.159.998 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 56,017,077 57,948,759 NON-CONTROLLING INTERESTS 202,373 225,027 EQUITY 56,219,450 58,173,786 TOTAL LIABILITIES AND EQUITY 85,576,170 86,814,493

Quarterly Results 1Q25 | Gerdau S.A. 22 INCOME STATEMENT GERDAU S.A. CONSOLIDATED INCOME STATEMENT In thousands of Brazilian reais (R$) For the three-month period ended March 31, 2025 March 31, 2024 NET SALES 17,375,336 16,210,263 Cost of sales (15,428,783) (13,790,544) GROSS PROFIT 1,946,553 2,419,719 Selling expenses (193,912) (183,007) General and administrative expenses (348,958) (317,929) Other operating income 24,375 44,996 Other operating expenses (47,474) (78,856) Result from operations with jointly controlled entities - 808,367 Losses impairment of financial assets (3,948) (20,094) Equity in earnings of unconsolidated companies 9,270 79,116 INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES 1,385,906 2,752,312 Financial income 154,082 174,674 Financial expenses (436,649) (343,198) Exchange variations, net 6,241 (320,635) Gains (Losses) on financial instruments, net (31,562) 13,412 INCOME BEFORE TAXES 1,078,018 2,276,565 Current (274,820) (350,028) Deferred (45,394) 126,335 Income and social contribution taxes (320,214) (223,693) NET INCOME 757,804 2,052,872 (-) Result in operations with subsidiary and joint ventures - (808,367) (=) Total of extraordinary items - (808,367) ADJUSTED NET INCOME¹ 757,804 1,244,505 1 - Adjusted net income is a non-accounting measurement prepared by the Company, reconciled with its financial statements, and consists of netincome for the period adjusted for non-recurring events thatimpacted net income.

Quarterly Results 1Q25 | Gerdau S.A. 23 CASH FLOW GERDAU S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS In thousands of Brazilian reais (R$) For the three-month period ended March 31, 2025 March 31, 2024 CASH FLOWS FROM OPERATING ACTIVITIES Net income for the period 757,804 2,052,872 Adjustments to reconcile net income for the period to net cash provided by operating activities: Depreciation and amortization 873,836 725,785 Equity in earnings of unconsolidated companies (9,270) (79,116) Exchange variation, net (6,241) 320,635 Losses on derivative financial instruments, net 31,562 (13,412) Post-employment benefits 78,045 65,942 Long-term incentive plans 40,902 35,464 Income tax 320,214 223,693 Losses on disposal of property, plant and equipment 8,591 4,545 Result from operations with jointly controlled entities - (808,367) Impairment of financial assets 3,948 20,094 Provision of tax, civil, labor and environmental liabilities, net 27,617 38,493 Interest income on short-term investments (41,991) (89,420) Interest expense on debt and debentures 258,940 184,715 Interest on loans with related parties 33,165 33,575 (Reversal) Provision for net realizable value adjustment in inventory, net 2,527 (28,397) 2,379,649 2,687,101 CHANGES IN ASSETS AND LIABILITIES Increase in trade accounts receivable (1,195,268) (526,959) Increase in inventories (504,059) (619,124) Increase in trade accounts payable 931,867 68,478 Increase in other assets (5,185) (24,932) Decrease in other liabilities (458,587) (301,178) Dividends from associates and joint ventures 19,617 13,608 Purchases of short-term investments (137,299) (368,919) Proceeds from maturities and sales of short-term investments 301,593 593,420 Cash provided by operating activities 1,332,328 1,521,495 Interest paid on loans and financing (81,935) (87,838) Interest paid on lease liabilities (33,165) (33,575) Income and social contribution taxes paid (316,368) (568,792) Net cash provided by operating activities 900,860 831,290 CASH FLOWS FROM INVESTING ACTIVITIES Purchases of property, plant and equipment (1,838,720) (1,083,069) Proceeds from sales of property, plant and equipment, investments and other intangibles 13,779 1,503,968 Additions in other intangibles (33,388) (26,432) Payment in the acquisition of company control (433,179) - Capital increase in joint ventures (88,800) (31,832) Net cash generated (applied) in investing activities (2,380,308) 362,635 CASH FLOWS FROM FINANCING ACTIVITIES Purchases of treasury shares (280,892) - Dividends and interest on capital paid (202,632) (174,660) Proceeds from loans and financing 1,249,234 421,596 Repayment of loans and financing (54,516) (656,342) Leasing payment (116,783) (106,846) Intercompany loans, net - 183 Net cash generated (applied) by financing activities 594,411 (516,069) Exchange variation on cash and cash equivalents (403,232) 59,622 Increase in cash and cash equivalents (1,288,269) 737,478 Cash and cash equivalents at beginning of year 7,767,813 3,005,645 Cash and cash equivalents at end of the period 6,479,544 3,743,123

GERDAU
Shape the future

WHO WE ARE

LARGEST BRAZILIAN STEEL PRODUCER

With 124 years of history, Gerdau is Brazil's largest producer of steel, a leading supplier of long steel in the Americas, and special steel globally. In Brazil, Gerdau also produces flat steel and iron ore for own consumption.

The Company is dedicated to empowering individuals to shape the future. With a global presence in multiple countries, it employs over 30,000 people directly and indirectly. Recognized as the largest recycler in Latin America, Gerdau utilizes scrap as a significant raw material, with nearly 70% of its steel production derived from scrap. Annually, it transforms more than 10 million tonnes of scrap into a diverse range of steel products.

The Company is also the world's largest charcoal producer, with more than 250,000 hectares of forest base in the state of Minas Gerais. As a result of its sustainable production matrix, Gerdau currently has one of the lowest average greenhouse gases (CO_2e) emissions, at 0.91 tonnes of CO_2e per tonne of steel, which is approximately half the global average for the sector, of 1.91 tonnes of CO_2e per tonne of steel (Worldsteel). By 2031, Gerdau's goal is to reduce carbon emissions to 0.82 tonnes of CO_2e per tonne of steel.

Gerdau shares are listed on the São Paulo (B3) and New York (NYSE) stock exchanges.

For more information, visit the Investor Relations website: https://ri.gerdau.com/



Quarterly Results 1Q25 | **Gerdau S.A.** 24

This content is Public. IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com Press e-mail: atendimentogerdau.br@bcw-global.com Rafael Japur Vice President and Investor Relations Officer Mariana Velho Dutra IR Manager Ariana De Cesare Renata Albuquerque Arthur Alves Trovo Adriana Dias Costa Follow Gerdau on Social Media